COPPERSMITH CAPITAL MANAGEMENT



COPPERSMITH PRESENTATION TO

ALERE, INC. STOCKHOLDERS

July 2013

Table of Contents

COPPERSMITH

COPPERSMITH

Executive Summary

Introduction to Coppersmith



Coppersmith Capital Management, LLC is an investment firm formed in 2012 as a vehicle for event-driven investing in undervalued small and mid-cap companies undergoing, or capable of, operational and/or structural value enhancement

▪ Formed by Partners Jerome Lande and Craig Rosenblum

▪ Lande and Rosenblum worked together the previous 11 years as the core of the investment team at MMI Investments, L.P.

> MMI generated 14% net annualized returns during Mr. Lande's tenure (1998-2011) vs. 4% for the S&P 500

> MMI executed a similar strategy to Coppersmith, last appearing before ISS regarding EMS Technologies, Inc. in 2011

> MMI had a generalist mandate, but executed roughly a third of its investments in healthcare

> Highly successful track record in effecting change at public companies, including spurring transactions and leadership change, as well as placing directors with strong operating and strategic outcomes

> Lande and Rosenblum also executed private equity investing for MMI's affiliate, Millbrook Capital Management, Inc.

▪ Coppersmith does not seek to be activist, and prefers to work constructively with its portfolio companies whenever possible

> However, Coppersmith believes strongly in management and Board accountability, and proper corporate governance

Coppersmith believes the best outcomes are collaborative – but you need a willing partner

Support Coppersmith's Nominees To Drive Real Change



Coppersmith Capital Management, LLC and the other participants in its solicitation own 7.0% of Alere, Inc.

- 4th-largest stockholder

- Attempted unsuccessfully over many months to engage management and the Board in constructive, private dialogue

- Nominated three highly qualified, independent director candidates: Curt Hartman, Ted Martin and Jerome Lande

We are involved because we believe:

1. Management and the Board's short and long-term performance is wholly unacceptable

2. There are clear strategies for value enhancement that management and the Board blindly oppose

3. Management and the Board's proposals are half-measures and stay-the-course dogma

4. With real change we believe Alere's value can be dramatically enhanced, but it will take more than Company-selected new directors committed to the status-quo

Don't be fooled by the illusion of change. Ask yourself: who is more likely to seriously review ALL value-enhancing strategies - Coppersmith's Nominees or the Company's?



Long-Term Underperformance: How Credibility Gets Ruined

Poor Stock Performance[1]



Capital Misallocation[2,3,4]



Poor Operating Performance

Non-GAAP Operating Results	2009	2010	2011	2012
Professional Diagnostics Organic Growth (Incl. Triage)	7.4%	5.7%	5.5%	1.4%
Health Management Organic Growth	-2.1%	-8.6%	-10.7%	0.2%
Gross Margin	57.7%	56.1%	55.3%	53.6%
Operating Margin	24.3%	22.1%	20.7%	17.9%
Adjusted EPS	$2.63	$2.51	$2.48	$2.25

In our view, nothing in Alere's past performance augurs future success without stockholder intervention

Coppersmith's Plan For Alere: Targets + Timetables = Accountability



Coppersmith's Nominees firmly believe proper governance requires board members to objectively consider all available strategies on the basis of complete access to company information. Therefore, if elected, they look forward to evaluating all strategies for the maximization of value for Alere stockholders

However, on the basis of public information and thorough due diligence, Coppersmith is proposing a clearly defined action plan with specific financial goals, and the stockholder representation needed to enact it:

1. Divest Health Management (HM) and form a services partnership for monitoring

2. Aggressive portfolio rationalization to kickstart deleveraging

3. Rationalize operations: $50-$100mm in cost savings with announced milestones for accountability to stockholders

We believe that if a strategic plan like Coppersmith's were successfully implemented, Alere could potentially be valued at $43 to $58 per share, or 74% to 136% higher than Alere's price as of 6/28/13

In our view, the resulting streamlined company would be highly attractive to strategic and financial acquirors

(dollars in millions)	Low	High
Pro Forma EBITDA (with $50-$100mm cost savings)[5]	$456.5	$506.5
EBITDA Multiple	10.0x	11.0x
Core Diagnostic Value	4,565.4	5,571.9
Estimated Net Debt & Preferred at 12/2013[6]	1,032.8	602.1
Equity Value	3,532.5	4,969.8
Implied Value Per Share	$42.67	$57.84
Vs. Current Price	74.2%	136.1%

We believe Coppersmith's action plan is closely aligned with stockholders' hopes for Alere



Market Reaction Since Coppersmith's Detailed Plan

On 7/8/13 Coppersmith publicly issued a letter to stockholders discussing our proposed plan for Alere in extensive detail

- We believe the strong immediate market reaction since this letter illustrates Alere stockholders' receptivity to change along the lines of Coppersmith's proposed plan

> Alere stock is up **12.5%**

> **Outperformance of 8.0% versus the NYSE Composite Index**

> **Outperformance of 7.6% versus the Dow Jones US Healthcare Index**



We believe Alere stockholders are hungry for real change

Health Management and Alere: *Don't Get Fooled Again*



THE FACTS: HM has had disastrous financial results, destroyed massive amounts of value and in our view continues to be a major overhang on stockholder value

ALERE'S PLAN: We believe management's current strategy for HM has two principal components

1. Joint Venture 40% of HM

    ▪ Principally a cosmetic change to reporting, ownership remains 80% and Alere becomes more entrenched in the strategy

2. Rebrand as "Health Information Solutions" with a focus on health information exchanges (HIE)

    ▪ HIE sales are de minimis and Alere is poorly positioned against the well capitalized HIE market leaders

COPPERSMITH'S PLAN: Divest HM and form a services partnership for monitoring

▪ $270-$400mm of potential proceeds

▪ Boosts operating margins by 380bps and revenue growth by 90bps[7]

▪ HM dominates management's time as well as dialogue with investors, and harms overall valuation

▪ Record in HM is very poor and provides no reason to have confidence in any projections of future success

▪ Creates a $1.4B+ tax asset

We believe HM is a millstone around Alere's neck as a public company and effectively acts as a poison pill for a takeover

Alere's Leverage: Unsafe, Unaddressed, Unpalatable to Investors



THE FACTS: We believe management misunderstands the effect of Alere's enormous leverage on its equity valuation and risk profile

ALERE'S PLAN: 4x leverage target at the end of 2015, which in our view means waiting patiently for mediocrity

COPPERSMITH'S PLAN: Aggressive portfolio rationalization to kickstart real deleveraging

1. Divest the consumer products joint venture

   - Fallow asset with no synergies, ignored by many in valuing the Company

   - $240-$325mm potential proceeds

2. Evaluate the divestiture of Toxicology

   - Non-synergistic: Only 30% POC[8]; primarily sold to employers and law enforcement (i.e. not doctors and hospitals)

   - $2.2-$2.4B potential proceeds

- Potential proceeds of $700mm to $3.4B, vs. Company target of $200mm

- By 12/31/13 leverage[9] would be 0.0x to 1.0x assuming a Toxicology sale and 3.7x to 4.3x assuming no Toxicology sale

Coppersmith's plan projects Alere at best DEBT FREE NOW and at worst TWO YEARS AHEAD of management and the Board's target

Alere's Operations: Poor Performance, No Accountability

COPPERSMITH

THE FACTS: In a corporate culture that values accountability, Alere's performance should have generated meaningful turnover

ALERE'S PLAN: Adding a COO charged with reversing the mistakes of the CEO and Board to whom he reports

- Management structure implies COO responsibility without authority

- No quantifiable goals or timeframes for cost savings, profitability or growth

- Mandate to rightsize?...or grow into current expense structure?

- Stockholders have not been allowed to meet COO, to our knowledge

- COO can walk away after 1-year with 110,000 shares of fully-vested restricted stock, no-questions-asked

COPPERSMITH'S PLAN: $50-$100mm in cost savings with milestones for stockholder accountability

1. Returning SG&A margin to 2010 levels would produce savings of $55mm

2. Restoring 50-100% of the gross margin degradation since 2010 would generate $36-$71mm in savings

3. Saving, instead of shifting, 25% of R&D expense could generate up to roughly $40mm[10]

4. Corporate expense savings of $19mm (proportional reduction from divestitures)

These total $150-$185mm - we believe $50-$100mm should be readily achievable

Governance: Reactive, Imbalanced and Entrenched



Coppersmith believes Alere's poor performance is a direct result of its deeply flawed governance structure:

1. Alere suffers from an unhealthy concentration of power that impedes accountability and management-Board balance

   > Combined Chairman and CEO roles, laying foundation for Zwanziger's seemingly autocratic manner and entrenchment

   > NO Lead Independent Director

2. In our view, this entrenchment stifles debate and discourages change, resulting in reactive not real, proactive changes

   > We believe Alere's governance structure has the effect of preserving Chairman & CEO Zwanziger's position and inhibiting the Board's role as a counterbalance to management

   > Alere's Board is defined by its long-tenured incumbents, its multiple insiders and its multiple Board member interlocks

   > Alere's nomination of new director candidates is tainted by a process driven by management and its investment bankers with apparent pre-conditions for support of management's strategy and preservation of the status quo

3. New nominees, chosen by management in a seeming rush to defend Alere's power structure, are unlikely to drive change

   > Business judgment lapses, regulatory inquiries and questionable career episodes prompt risk management concerns

   > Principal experience for 3 nominees is in pharmaceuticals, not medical devices – redundant and much less relevant

   > Despite its importance to management's stated vision, no experience in health management or health info exchanges

Coppersmith believes Alere's poor governance structure actively stifles constructive debate and counterbalance of management, and casts doubt on Company-promised change

Coppersmith Nominees: Qualified, Independent & Stockholder-Aligned



Seeking three of ten seats: introduction of stockholder views, not a takeover

Will bring a fresh perspective and a culture of accountability into the boardroom

Essential counterbalance to massive power vested in Alere's Chairman/CEO

Curt Hartman

- Former Interim CEO and CFO of Stryker Corporation, as well as Global President, Stryker Instruments

- Strong background in driving operational efficiency, acquisition integration, business transformation and strategy

Ted Martin

- 30+ years of operational and board experience; former CEO of Barnes Group; former senior executive at Allied Signal

- Current board member of Ingersoll-Rand; former board member of leading, large healthcare products companies C.R. Bard and Applied Biosystems

- Former Chairman of the Science & Technology committee, C.R. Bard

Jerome Lande

- Managing Partner of Coppersmith, one of the Company's largest stockholders

- 15+ years experience in driving value enhancement at public and private companies, including healthcare

- Former Corporate Development Office of Key Components, Inc. (diversified industrial manufacturer)

Alere's proposed Board change is reactionary and fails to address its serious problems. Coppersmith's independent nominees are better suited to objectively set strategy and oversee management. For real change at Alere - vote the BLUE proxy card today

Performance: Alere's Record Speaks for Itself

Stock Performance Since Inception of the HM Strategy[1]

COPPERSMITH

- Alere stockholder value has deteriorated and vastly underperformed both the stock market generally and healthcare companies specifically (as defined by the Company's own chosen comparables from their Form 10-K)

  > Alere's total return **-59%** as of 6/28/13

  > **-66%** worse than the NYSE Composite

  > **-113%** worse the Dow Jones US Healthcare Index



Consistent Stock Return Underperformance



Total Return as of 6/28/13	2 Year	3 Year	5 Year	1 Day Before HM	10 Year
Alere	-33.1%	-8.1%	-26.1%	-58.9%	26.9%
NYSE Composite	15.8%	52.8%	21.4%	6.9%	115.6%
DJ US HC Index	40.3%	80.6%	76.4%	54.2%	109.2%
Underperformance vs. NYSE Composite	-48.9%	-60.9%	-47.6%	-65.8%	-88.7%
Underperformance vs. DJ US HC Index	-73.4%	-88.7%	-102.5%	-113.1%	-82.3%

- Averaged -80% underperformance relative to its comparable indices over the last two through ten-year periods

- Averaged -15% absolute performance in these periods

- One-day declines of at least -13% in each of the last three fiscal years

- Chairman & CEO Zwanziger in his 6/27/13 letter to stockholders, disingenuously cites only an 8-month stock price return:

  > A period which follows the operational debacle and stock price crash due to the FDA investigation

  > Cites index price performance instead of total return to make its relative performance look 2% better

- In his 7/15/13 stockholder letter he inexplicably cites performance for a 1-yr + 12 days period (377 days ending 7/10/13)

  > Continues to benefit from price depression due to the FDA investigation

  > Further benefits from the rapid rise in Alere stock following Coppersmith's 7/8/13 letter to stockholders (7.2% for this measurement period)

Alere's performance has consistently punished stockholders over the long term

Deteriorating Profitability

COPPERSMITH

Poor execution has led to long-term negative trends across many profitability measures

▪ Since 2009, gross margins are down **410bps**, operating margins are down **640bps** and Adjusted EPS is down **14%**







Alere's sudden appointment of a COO belies the long-term disturbing trajectory of its operations

Core Diagnostics Declines in HM's Shadow

HM's decline has been so dramatic, it has drawn attention away from the worrisome trends in the core diagnostics business

- We believe core diagnostics' decline is the result of both poor execution and operational neglect due to management's single-minded focus on 'connected health'







Increasing the much-needed focus on the core business may be the best reason to simplify Alere through divestitures, de-leveraging and operational rationalization

FDA Issues: Poor Execution, Lack of Preparation & Self-Serving Reporting COPPERSMITH

- **Intrinsic operational problems were compounded by FDA issues relating to Alere's Triage troponin product line**

  - March 2012, FDA began investigation into the alignment between the labeling and quality control release specifications

  - May 2012, Alere announced product recalls and changes in release specifications which lowered manufacturing yields

    - **14.7%** decline in stock price on the announcement of the recall

  - Negatively impacted 2012 revenue by **$49mm** and EPS by **$0.29-$0.32**, we estimate[11]

  - Recovery plan consistently missed near-term production capacity targets in 3Q12, 4Q12 and 1Q13

  - Recovery plan's market share recapture goal of 50% by the end of 2013 has been indefinitely postponed



- **Alere appeared to be caught off-guard by the investigation despite the difficulties of close competitor Beckman Coulter in its own investigation for its troponin product line only two years earlier**

Alere wants to have it both ways: excludes Triage losses in reported 2012 organic growth, then claims recovery as part of its plan to "Re-establish historic organic revenue growth"

Guidance: Chronically Missed and Now Abandoned Altogether

COPPERSMITH

- Management's inability to achieve its Triage recovery plan targets is not an isolated event

- In late 2008[12], they said they would achieve "steady significant annual growth in adjusted cash basis EPS" through 2012

  > Adjusted EPS declined every year since 2009

- More specifically, management has missed initial EPS guidance[13] by more than **10%** in each of last three years

- Rather than improve their forecasting and financial controls, management simply stopped giving guidance this year

  "[I] don't think we get particular benefit for providing it and so we're going back to the way we had been for years."

  - Chairman and CEO Zwanziger on the 4Q12 Earnings Call



The solution to chronic failure to meet projections is better execution – not abandoning projections

The Forecast Alere Would Prefer You Forget


COPPERSMITH

- Alere's failure to meet its own forecasts includes the spectacular disappointments from the pipeline of new platforms announced by Alere at the Company's 2010 Analyst Day:

  > Projected $150mm on the low-end by 2012 – fell short[14] by **$94mm** or **63%**

  > Projected $350mm on the low-end by 2013 – expected to miss[15] by ~**$275mm** or **79%**

  > Two of the key programs (CD4 Analyzer and epoc Blood Gas Analysis System) which underpin management's new vague promises to "Re-establish historic organic revenue growth" both missed[15] 2012 targets by ~**50%**

  > The Heart Check product (development cost of $120mm through 2010, undisclosed since), has had de minimis[15] revenue despite projections of $30mm in 2012 and $85mm in 2013, and is not even mentioned in the new growth plan



Capital Allocation: Poor Stewards of Capital

COPPERSMITH

- Since 2007 over $4B spent on acquisitions (net of divestiture) and yet enterprise value up less than $1B

- We believe this loss of over $3B in stockholder wealth[4] is largely the result of poor capital allocation. Most notably Alere has taken $1.4B in writedowns to its $1.5B in HM goodwill



- In Chairman and CEO Zwanziger's 6/27/13 letter to stockholders he boasts: "Our actions are consistent with our historical practice of continually analyzing our business to evaluate prudent divestitures of non-core assets."

- In reality, Alere has completed one material divestiture, for $63mm, and one joint venture for $325mm in the past ten years, compared to spending over $7.9B on more than 100 acquisitions[16]

Does Alere Do Proper Due Diligence and Risk Assessment?



We believe the Board and management's poor track record in capital allocation reflects impetuousness and poor risk & valuation analysis – The result is bad acquisitions, executed at the worst time

- $4B+ spent since 2007 for over 72 deals, or a pace of more than 1 deal a month[16]

  - This pace is consistent with Alere's 10-year acquisition haul of 107 deals, also roughly 1 deal a month[16]

- From November 2011 to December 2012, Alere made two investments for roughly $120mm[16] in mail-order diabetic testing supply companies (Arriva Medical and Liberty Medical)

  - In January 2013, CMS slashed reimbursement for mail-order diabetic supplies by 71%

- Alere spent over $1.7B for 3 deals over 3 months to build the vast majority of its HM platform from scratch

  - Alere Medical (from which Alere later took its name) was acquired in October 2007 for $302mm or 3.9x revenue from a private equity firm that had acquired it only 6 months earlier for $175mm or 2.8x revenue[17]

  - ParadigmHealth was acquired in November 2007 for $230mm or 3.8x revenue[18]

  - Matria Healthcare was acquired in January 2008 for $1.2B or 3.4x revenue[19]

  - The closest publicly traded comparable, Healthways, currently trades at 1.2x revenue and we've assumed multiples of 0.5x-0.75x for HM in our analysis yielding an estimated value of $270-$400mm

    - On this basis we estimate stockholder wealth destruction from HM of $1.6B to $1.7B, based on $1.8B and $198mm spent on acquisitions and CapEx, respectively

    - Management's impairment tests appear to value HM at ~$400mm, suggesting value destruction of $1.6B[16]

Alere is Undervalued

COPPERSMITH

- We believe that Alere is significantly undervalued due to its poor operating performance, strategic configuration and capital allocation (as of 6/28/13)

  > Valuation multiples of publicly traded comparable companies[20] are significantly higher:

	EV/EBITDA		P/E	
	2013	2014	2013	2014
ALR	9.7x	9.1x	11.2x	9.6x
Peers	13.5x	11.7x	23.0x	19.8x
ALR Discount	-28.2%	-22.0%	-51.3%	-51.7%
Value at Peers Multiple	$51.84	$44.79	$50.33	$50.70
Premium to Price	111.6%	82.8%	105.4%	106.9%

  > Comparable M&A transactions[20] are higher still:

	EV/EBITDA		P/E	
	LTM	Forward	LTM	Forward
ALR	10.0x	9.7x	12.2x	11.2x
Deals	14.9x	13.6x	30.0x	28.9x
ALR Discount	-32.8%	-28.3%	-59.3%	-61.3%
Value at Deals Multiple	$54.80	$52.01	$60.23	$63.23
Premium to Price	123.7%	112.3%	145.8%	158.1%

COPPERSMITH

Health Management: A Six Year Rolling Disaster

Health Management: Business Model and Build-up

- In 2007 Alere, known then as Inverness, stunned its investors by beginning a highly aggressive roll-up strategy in the Health Management industry

  > Coordinated health intervention/communication for populations wherein patient self-care efforts are significant

    > Chronic Illness (e.g. diabetes), wellness (e.g. smoking, obesity), self-testing monitoring (e.g. anticoagulation)

  > Chairman and CEO Zwanziger's stated thesis was that health management would pull significant diagnostic revenue

- From a standing start, acquired three businesses for $1.7B, averaging 3.7x revenue over three months

- Since inception, the HM division has been an operational, capital allocation and valuation disaster, in our view

  > $1.4B of goodwill written-off (but not realized for tax purposes), 92% of HM's $1.5B goodwill total

  > Negative organic revenue CAGR of -5.4% since 2008

  > EBITDA margin down every year, and a total of -70%, since 2008

  > Six years of IR poison and valuation overhang:

"For the Health Solutions/Management business, meanwhile, we continue to value the business at $0..." – Greg Simpson, Wunderlich Securities, Inc., 5/9/13

"Our $25 price target assumes $200 MM for the DM segment..." – Zarak Khurshid, Wedbush Securities, Inc., 5/22/13

Alere's management and Board have resolutely refused to consider exiting Health Management, despite its chronically disappointing performance, failed strategy and destruction of stockholder wealth

HM Operating Performance

COPPERSMITH

- The operating results of Alere's Health Management business are a disaster by almost any measure

(dollars in millions)	2007	2008	2009	2010	2011	2012
Health Management Organic Growth	NM	48.9%	-2.1%	-8.6%	-10.7%	0.2%
Health Management EBITDA Margin	17.1%	24.8%	21.5%	18.3%	12.5%	7.6%
Net Change to Goodwill	463	817	142	(969)	(353)	25

- The alleged "stabilization" of Health Management in 2012 cited by management, i.e. zero growth, belies its continued margin decline



Health Management: Capital Allocation

COPPERSMITH

- The results of Alere's capital allocation in the Health Management division are even worse:

  - 18 acquisitions totaling over $1.8B, $1.5B in goodwill (written down 92% to $125mm)

  - 13 acquisitions since organic revenue growth turned negative, 6 acquisitions since the write-downs began

  - $198mm in capital expenditures so far; $30mm+ in OpEx development of Apollo alone

- 3.4x revenue multiple in reported HM deals

  - High of 3.9x, low of 2.6x

  - First 3 acquisitions: 3 months, 3 deals, 3.7x revenue, $1.7B spent

- Healthways is HM's only public pureplay comparable

  - 1.0x 5 year average revenue multiple[21]

- Alere's 2012 HM impairment test used a multiple of 0.9x revenue[16]

- Alere currently trades at 2.1x consensus forward revenue

  - Alere's diagnostic peers currently trade at 3.7x consensus forward revenue



Matria is a Case Study in Alere M&A: Shoot First, Ask Questions Later



In 2007, Coppersmith's executives contemplated an investment in Matria's common stock

- Performed extensive analysis on Matria and the health management industry; chose not to pursue Matria because of strategic problems uncovered in due diligence:

  > In 2007 Matria had already begun to lose several major contracts which would lead to organic revenue declines in 2008

  > The industry generally, and Matria specifically, were largely unable to demonstrate an ROI for customers

  > Matria sold direct to employers, putting it in direct competition with payors/insurers who could aggressively insource

    > Healthways instead operated outsourced health management for insurers to offer their customers

    > "It [health management] was, obviously as you know, in freefall because of some insourcing by some of the larger accounts." - Chairman & CEO Zwanziger, 4th quarter of 2011 earnings conference call

- We were not the only ones to see these risks:

 "There just have not been any viable economic models to date that would justify such an acquisition financially." - John Spina, VP and Treasurer of Walgreen Company (NYSE: WAG), a participant in the Matria sale process, DealReporter, 4/23/08

Alere announced the acquisition of Matria in 1/28/08 for $1.2B, its third major HM acquisition in three months

- **On the day of the announcement Alere was down 8% and Matria was flat (27% below the deal price) – market knew immediately what Chairman & CEO Zwanziger still appears not to know about diagnostics and health management**

CHAIRMAN & CEO ZWANZIGER HAS PUBLICLY ACKNOWLEDGED THAT ALERE DID NOT PERFORM SUFFICIENT DUE DILIGENCE ON MATRIA

Alere's HM Plan, Part 1: Joint Venture 40%



For over a year, Alere has been seeking to create a joint venture for the worst-performing 40% of Health Management. We consider this to be poor strategy designed to obfuscate the failings of the Health Management division:

- Management has presented no strategic or value accretion rationale for this plan, publicly or privately to Coppersmith

  > To the contrary, management acknowledged to Coppersmith that the purpose is removing bad performance from view

- Ownership remains 80% effectively, while Alere becomes more entrenched in an increasingly complex ownership structure

- Despite this optical illusion, the HM division would continue to dilute the growth and margin of Alere's core diagnostics

- The HM overhang will remain, harming valuation and absorbing disproportionate IR as Alere struggles to regain credibility

We believe Alere's inability to consummate this joint venture thus far may indicate the lack of merit of such a strategy:

- Began over a year ago as "sell or joint venture" by end of 2012; now joint venture with no deadline

- Industry sources indicate there is virtually no one interested in the joint venture or a purchase at a positive cash price

  - HM 2012 cash flow was essentially zero in total[22] – we wonder if the proposed JV would require future cash infusion?

- Alere has been seeking a JV in HM unsuccessfully since announcing the Matria acquisition in January, 2008[23]

We believe this strategy was designed to placate frustrated stockholders by hiding past mistakes off-balance sheet, while further entrenching the connected health strategy

Alere's HM Plan, Part 2: Rebranding and Health Information Exchanges



In February Alere announced the rebranding of Health Management as "Health Information Solutions" with a focus on health information exchanges (HIE), having acquired poorly-positioned, distressed player Wellogic in 2011 for an undisclosed sum

- This sounds like growth, but does not change the facts of Alere's insignificant position in the highly-competitive HIE market

  - Alere's HIE sales remain immaterial and undisclosed, with only anecdotal reports of fewer than 10 hospitals on network

  - Zwanziger has stated Alere has the only truly operable, universal and agnostic HIE system in the market. To the contrary:

    - Industry reports state that there are in fact roughly 280 such systems available today[24]

  - KLAS Research did not even include Alere in its review of the top 11 vendors, comprising 80% of the HIE market[25]

    - Including the following public companies: Microsoft, GE, Cerner, Allscripts, Aetna, UnitedHealth, McKesson & Siemens – average market capitalization of ~$95B, almost 50x Alere's

  - Medicity (Aetna) has 800 hospitals & 250,000 physicians using its network already

  - Allscripts has stated publicly it will spend $500mm on its HIE business in 2013 alone[26]

Alere management acknowledges the long-term value in HIE is the analytics one can drive from data

- The above-mentioned HIE leaders from the health insurance and IT industries own, control or access more healthcare data than Alere (or arguably any diagnostics company) and have been producing data analytics for decades

We believe Alere is a dilettante in this space, and the industry research supports this view

Coppersmith's Plan: Acknowledge Reality & Sell HM to Improve Alere



We believe Alere's management and Board must make an honest assessment of the failure of this strategy and take the following steps:

- **Establish services partnership for inRatio product business and any future potential home monitoring**
  - > inRatio is Alere's only meaningfully commercialized combination of diagnostics and HM
  - > Simple, practical and objectively preferable (due to scale, profitability and risk) to partner for services
  - > The home health industry already provides these services

- **Retain an investment banker to sell the Health Management division, and in so doing realize $1.4B+ in tax assets**
  - > We understand there are parties interested in the Health Management division, as a whole
  - > We estimate proceeds of $270-$400mm based on 0.5x to 0.75x revenue
  - > If management is right about HM's value, a competitive auction should reflect it

We expect this would:

1. Boost operating margins by 380bps and revenue growth by 90bps in 2013[7]

2. Eliminate HM's overhang on valuation and domination of management's time & dialogue with investors

3. Reduce risk of further operational weakness, wasted investment and capital destruction

   > We believe Alere's record in HM provides no reason to have confidence in projections of "stabilization" or future success

4. Realize a $1.4B+ tax asset to shield tax gains from divestitures – which both Coppersmith and management target

The Truth About Coppersmith's Plan for HM



Chairman and CEO Zwanziger alleges that the $1.4B+ tax benefit is the only reason Coppersmith wants HM sold. This is not true. Coppersmith wants HM divested because we believe:

1. It is a bad business with poor margins, weak growth and strong competition from massive challengers with greater capital to devote and more to lose if they fail

2. It has virtually none of management's promised synergies with Alere's core diagnostics franchise, and is a far smaller and worse business, diluting overall value and performance

3. The reduction in risk of continued value destruction and weak performance, combined with the potential proceeds and tax asset value, far outweigh any risk-adjusted theoretical value in retaining it

4. Management and the Board's new HIS strategy is virtually the same painful mistake they've made before:

2007: Health Management	2013: Health Information Exchange

• Alere launches new strategy, only tenuously connected to its core diagnostics business
    • 'Will pull significant diagnostic revenue'
    • Well-capitalized competitors: payors, etc.
• None of Alere's diagnostic peers emulate it
	• Alere launches new strategy, only tenuously connected to its core diagnostics business
	    • 'Will pull significant diagnostic revenue'
	    • Well-capitalized competitors: payors, IT
	• None of Alere's diagnostic peers emulate it

Result: $2B spent, $1.4B written-off and years of declining revenue and margins	Result?

Alere & Health Management: No Credibility, No Accountability

COPPERSMITH

- Chairman and CEO Zwanziger has been promising growth and increased profits in Health Management that he has failed to deliver for five years in a row:

Year	Ron Zwanziger's Earnings Commentary on Health Management	Reality
2008	"... I think we very much we've bottomed out" – 3Q08; "...we expect 2009 revenues to be slightly up compared to a pro forma 2008." - 4Q08	2009 organic revenue down 2.1%, EBITDA margin 327bps
2009	"...we are feeling really quite – quite, quite good about what's happening here in this business." And "...we do expect to have some significant organic growth in 2010" - 1Q09	2010 organic revenue down 8.6%, EBITDA margin 323bps
2010	"...we expect the health management business to recommence modest overall growth in 2011." - 2Q10	2011 organic revenue down 10.7%, EBITDA margin 578bps
2011	"At this point, we feel that the health management division has begun to turn the corner and we expect modestly increasing revenues and stable to increasing gross margins from this point forward." - 1Q11	2011 organic revenue down 10.7%, EBITDA margin 578bps
2012	"Another favorable trend in the first quarter was improved predictability and stabilization of our health management unit" - 1Q12	2012 revenue up 0.2% but EBITDA margin down 485bps

How many years does Health Management have to fail before management and the Board are held accountable?

Leverage: Unsafe, Unaddressed and Unpalatable to Investors

Alere's Leverage & Market Capitalization: Heading in Inverse Directions

COPPERSMITH

Over the last three fiscal years debt increased over $1.7B while market capitalization has declined nearly $2B

- During this time Alere's leverage ratio rose from 3.3x to 6.0x (as of the first quarter of 2013)

- Alere compares poorly with diagnostic peers specifically, the healthcare industry generally and the stock market broadly

  - 2nd highest leverage in healthcare above $200mm market cap[21]

  - Median is 0.3x[21]

- Alere's leverage is more in-line with LBO transactions than a healthy, thriving public company, especially in a high-growth industry such as medical devices

  - Immucor ~7x leverage in sale to TPG, 7/11

  - Industry sources indicate Life Technologies sale process had staple financing of 7x leverage



This excessive leverage subjects Alere to undue risk and crowds out the potential for value-creating M&A, causing public markets to impart a leverage discount to Alere's stock valuation

What Is Alere's Analytical Framework For Its Capital Structure?

COPPERSMITH

"What Coppersmith has mistakenly ignored, is that divesting profitable businesses and using the net proceeds to pay down low-cost debt is dilutive to earnings, unless the sale price is at exceedingly high multiples of cash flow." – Chairman and CEO Zwanziger's Letter to Stockholders, 6/27/13

- This logic suggests a startlingly unsophisticated approach to capital allocation and basic finance

  - Implies everything with a ROIC above 5% (Alere's current average interest rate) is worth buying or keeping
    - Alere has executed 107 acquisitions, a deal-a-month pace for ten years

  - Implies nothing should be sold until rates rise, shifting accretion/dilution analyses, but dampening valuation multiples
    - Alere has executed one outright sale of reportable size in its history (Nutritionals, $63mm)

  - Implies leverage should be limited only by the availability of low-cost debt, and assets that yield just marginally more
    - **A rational strategic M&A program should not be treated like a Wall Street 'carry trade'**

How can Alere justify having 6.0x leverage, $2.4B of debt at floating rates and over $3B of debt due within five years, and not even have a Finance Committee of the Board?

How do you allocate capital and manage risk when you think your cost of debt is your cost of capital?

Alere's Leverage Plan: 4.0x by the end of 2015

COPPERSMITH

We believe management and the Board fundamentally misunderstand the consequences and opportunity cost of this enormous leverage on Alere's fundamental risk profile, its M&A program and the valuation of its common stock

- Nowhere is this more apparent than in Chairman and CEO Zwanziger's insufficient leverage target of 4x at the end of 2015

    - We firmly believe the leverage discount applied to Alere by equity markets will remain in place at 4x

        - Even at 4x today, Alere would be the 11th most levered healthcare company above $200mm market cap[21]

        - 94th percentile for high leverage

    - A three-year timeframe is too lax and incommensurate with the gravity of the problem

        - This goal implies using less than all available free cash flow to reduce debt (according to consensus estimates)

    - Alere's leverage severely limits its ability to engage in truly synergist M&A in its core POC diagnostics franchises

        - Alere will remain in a leveraged equity M&A trap - too cheap to issue stock, too levered to add debt

We believe Alere's leverage plan demands stockholders wait patiently for a mediocre result

Coppersmith's Leverage Plan: Streamline for Proceeds & Performance



Alere has the opportunity to massively de-lever in the very near-term, potentially being debt-free in less than a year

- Alere has up to $3.4B in potential divestitures that are fallow or non-synergistic, and would have minimal impact on the core business, we believe

- Large-scale divestitures would also streamline an unwieldy business portfolio, potentially driving better performance through greater focus, including:

   1. The aforementioned Health Management division

   2. The consumer products joint venture with Proctor & Gamble (P&G JV)

   3. And potentially the Toxicology division

- We believe the P&G JV, which management cites as a successful divestiture, essentially created a fallow asset with no synergies that investors largely ignore in valuing the Company:

   > Alere's share of the P&G JV's net earnings appears below the line and therefore out of sight for most investors' and research analysts' valuation calculations, particularly as its gross and operating margins are not disclosed

   > The P&G JV has barely grown since its formation in 2007

   > The U.S. launch of a conception timing product may spur growth but still not accrue to Alere's stock

   > **We estimate the value of the P&G JV to be between $240mm and $325mm**

      > Comparable revenue multiples of consumer product companies[27]

      > The price Proctor & Gamble paid for its 50% share of the P&G JV at inception ($325mm)



Coppersmith's Leverage Plan: The Future of Toxicology

The Toxicology division has relatively little linkage, strategically or operationally, with the rest of Alere:

- Toxicology sells principally to employers, law enforcement and the corrections industry, not doctors and hospitals

- Toxicology is only 30% POC testing, the rest is reference labs (40%) and drug testing program management (26%)[8]

In his 6/27/13 letter, Chairman and CEO Zwanziger stated that considering a sale of the Toxicology division "makes no strategic or financial sense"

- If so, why did Chairman and CEO Zwanziger as recently as 2011 himself suggest selling the Toxicology division:

  > *"We rarely talk about our Toxicology business because it doesn't quite fit the model of everything I've been talking about, but it is one of a [sic] healthy business...We have toyed with the idea from time-to-time about selling this business."*[28]

Coppersmith believes all alternatives should be considered. Proper evaluation of Toxicology would consider:

1. Whether Toxicology has anything more than a rhetorical relationship to Alere's stated strategy

2. Whether the recent price cut Alere felt compelled to make for government customers, which severely reduced growth, are likely to leak into commercial sales as well (which represents ~70% of toxicology revenue)

3. Whether virtually eliminating Alere's leverage would generate the mere 25% closure of P/E valuation gap to peers we estimate would nullify any stock price impact from reduced earnings[29]

4. Whether a sale could be structured to retain the 30% of actual POC testing

A Toxicology divestiture could generate proceeds of $2.2B to $2.4B, on the basis of precedent transactions

Coppersmith's Leverage Plan: Potential Results



We estimate Coppersmith's plan would generate:

- Potential proceeds of $700mm to $3.4B, vs. Alere target of $200mm[30]

- 12/31/13 leverage of 0.0x to 1.0x assuming a sale of Toxicology and 3.7x to 4.3x assuming no Toxicology sale

  > Including those assets reportedly targeted by management for divestiture, including Wampole and BBI, estimated by Wall Street research to generate $200mm in potential proceeds[30]

(dollars in millions)	Low	High
With Toxicology Sale		
Proceeds	$2,940.9	$3,371.6
12/31/13 Net Debt	426.4	(4.4)
2013 Pro Forma EBITDA with Cost Savings	414.2	464.2
Leverage	1.0x	0.0x
Without Toxicology Sale		
Proceeds	$700.3	$927.4
12/31/13 Net Debt	2,666.9	2,439.9
2013 Pro Forma EBITDA with Cost Savings	617.9	667.9
Leverage	4.3x	3.7x

(dollars in millions)	Low	High
Divestitures		
Health Management LTM Revenue	$538.8	$538.8
Transaction Multiple	0.50x	0.75x
Health Management Value	269.4	404.1
Toxicology LTM EBITDA[31]	203.7	203.7
Transaction Multiple	11.0x	12.0x
Toxicology Value	2,240.6	2,444.2
Consumer JV LTM Revenue	184.7	184.7
Transaction Multiple	2.5x	3.5x
50% of JV Value	230.9	323.2
Company Targeted Divestiture Value	200.0	200.0
Total Divestiture Proceeds	$2,940.9	$3,371.6

Coppersmith's plan projects Alere at best DEBT FREE NOW and at worst TWO YEARS AHEAD of management and the Board's target

COPPERSMITH

Operations: Poor Performance, No Accountability

Lack of Accountability

COPPERSMITH

- Alere's corporate culture does not appear to embrace operational accountability. Several facts support this:

  - No C-suite change in over six years other than the recent ADDITION of a COO, which we believe was a reaction to stockholder pressure

  - No stated goals for cost savings, profitability or growth

  - Ceased issuing guidance this year, after missing initial projections for the last three years straight

  - R&D budget was, until recently, 75% devoted to projects at least 10 years out - likely outlasting even the longest-term stockholders and limiting R&D accountability

  - Matrix management when poorly executed, as we believe it is at Alere, can vastly confuse P&L responsibility and diminish personal accountability

Lack of Accountability:
A Vicious Cycle



We believe stockholders must demand accountability or nothing will change

SG&A: Overspending In Anticipation of Growth That Has Not Come



*"**So we're in the process of adding 200 salespeople**, with all the head count going towards primarily in Asia, but also in Europe, but some in the States, but primarily in Asia and Europe; **and all the focus being on the new products**." - Chairman and CEO Ron Zwanziger at the J.P. Morgan Global Healthcare Conference 1/12/11*

- Starting in 2010, Alere increased global sales force by 20% for expected new product sales that have hugely disappointed

    > Alere has exhibited a general tendency to build inappropriate scale for an organization of its size and scope

*"As I said, I think **our SG&A is too high particularly in the cardiology and the infectious disease** side. The reason for that is because we spent the last several years building our system around the world, which we now have formed. We're **in 35 markets around the world directly, with full sales and marketing and capabilities** and in many cases – in many of those countries, **not all our product are on sale**..." – Chairman and CEO Ron Zwanziger at the J.P. Morgan Global Healthcare Conference 1/9/13*

    > Alere has built a worldwide empire that it touts as a strategic strength, even as it impinges profitability and Alere lacks the product breadth to utilize it

Alere suffers continued negative leverage on the SG&A line despite billions of dollars spent on acquisitions



Alere's Response: Add a COO, But Is He Positioned To Be Successful?

- On 12/30/12 Alere hired a COO to purportedly address the Company's long-term operating underperformance

  - Coppersmith strongly supports a company having all the management resources it needs

    - We believe the existing management team has demonstrated particular operational weakness

  - However, we have serious doubts about Alere's new management structure and the COO's role and authority in reality

- Several factors heighten our concern:

  - We believe Alere's operational structure very purposefully reflects the personal preferences and strategy of its Chairman-CEO, and therefore any COO reporting to that Chairman-CEO is likely to have responsibility without authority

  - Alere's COO has been gathering information for six months but still Alere has not quantified any operational goals or timeframes: cost savings, profitability or growth

  - Alere's COO's commentary on the 1st quarter of 2013 earnings conference call referred to operating leverage rather than specific cuts, suggesting his mandate may not include a true rightsizing of Alere's bloated infrastructure

  - Coppersmith was refused the opportunity to meet Alere's COO; to our knowledge other stockholders have not been allowed to meet the COO either

  - COO can walk away after 1-year with 110,000 shares of fully-vested restricted stock, no-questions-asked

In our experience, it is unlikely that a COO will succeed in fixing the mistakes of the very CEO and Board to whom he reports

Coppersmith's Plan: Operational Rationalization



- We believe Alere can generate a minimum of $50-$100mm in annual cost savings, with announced targets and milestones for accountability to stockholders, including sources such as:

1. Returning SG&A margin to 2010 levels (FY12 adjusted SG&A margin was 30.4% vs. 28.4% in FY10) would produce savings of $55mm. Potential steps include:

   - Further acquisition integration
   - Re-engineer subscale sales territories
   - Rationalize IT costs (ERP consolidation, etc.)
   - Evaluate matrix structure to ensure proper alignment for outcomes and incentives

   - Reduce redundant headcount
   - Create shared services teams
   - Relocate support functions to low-cost geographies

2. Restoring 50-100% of the gross margin degradation since 2010 (FY12 adjusted Gross Margin was 53.6% vs. 56.1% in FY10) would generate $36-$71mm in savings. Potential steps include:

   - Consolidate manufacturing facilities (five disclosed facilities under 65,000 square feet)
   - Explore lower-cost geographies
   - Increase automation and other yield improvements

   - Implement shared materials sourcing initiatives to generate scale (including internal capacity)
   - Consolidate toxicology laboratories (eight disclosed labs)

Coppersmith's Plan: Operational Rationalization (Cont'd)

COPPERSMITH

3. 25% of R&D expense (roughly $40mm) recently redirected from long-term (10+ years) to short-term projects

    > We believe this was a top-down decision without regard for specific project ROI and may instead represent a savings opportunity

    > We believe R&D is too dispersed company-wide and may reflect an inability to prioritize (i.e. too many projects)

    > The entire R&D process needs to be evaluated and a strict ROI analysis performed on existing projects, especially the remaining ~$80mm that is being spent annually on long-term projects for ten years or more in the future

4. If the potential divestitures are executed, then corporate expense savings of $19mm could be generated to adjust for the proportional reduction in revenue.

Potential Targets	
SG&A	$55mm
Gross Margin	$36-71mm
R&D	$40mm
Corporate	$19mm
Total	$150-$180mm

We believe $50-$100mm of savings should be readily achievable, and cannot understand why management and the Board won't commit to a target of their own

COPPERSMITH

Coppersmith's Plan: A Better Way Forward

Coppersmith's Plan: Quantified Improvement, Near-Term Accountability



COPPERSMITH

We believe Coppersmith's plan would help build an Alere that is closer to the stockholders' desires

- A streamlined, focused POC diagnostics company with leading cardio and infectious disease franchises and:
  - Mid to high-single digit organic growth rates with double-digit earnings growth
  - EBITDA margins of 27-30% (inline with peer average of 29%), even without Toxicology[20]
  - Dry powder to do synergistic, accretive acquisitions in core markets to accelerate revenue and earnings growth
- **We believe that if a strategic plan like Coppersmith's were successfully implemented, Alere could potentially be valued at:**
  - 10-11x forward EBITDA vs. its present 9.7x forward EBITDA – a discount to the 13.5x average multiple of its peers[20]
  - 17-19x forward P/E vs. its present 11.2x forward EPS – a discount to the 23.0x average forward P/E of its peers[20]

(dollars in millions)	Low	High
Core Diagnostic 2014E EBITDA	406.5	406.5
Cost Savings	50.0	100.0
Pro Forma EBITDA	456.5	506.5
EBITDA Multiple	10.0x	11.0x
Core Diagnostic Value	4,565.4	5,571.9
Estimated Net Debt & Preferred at 12/2013	1,032.8	602.1
Equity Value	3,532.5	4,969.8
Implied Value Per Share	$42.67	$57.84
Vs. Current Price	74.2%	136.1%

	Low	High
Pro Forma 2014 EPS	$2.50	$3.00
P/E Multiple	17.0x	19.0x
Implied Value Per Share	$42.50	$57.00
Vs. Current Price	73.5%	132.7%

If not, we firmly believe the new Alere would be highly attractive to strategic and financial acquirors, at similar valuation or greater

Coppersmith's Nominees: Independence & Stockholder Representation



1. **Coppersmith's Nominees are truly independent and possess the highest integrity**

    > Coppersmith's Nominees will bring truly fresh perspective to Alere's boardroom, as they are not beholden to any strategy

    >> In contrast, Chairman & CEO Zwanziger's 6/27/13 letter makes clear he believes Alere's nominees have committed to management's current strategy

    > Coppersmith's Nominees are stockholders of Alere, having purchased their shares in the open market

    > They are representatives of stockholders only, and are nominated by one of Alere's largest stockholders

    >> Unlike Alere's nominees, they were not recommended by Alere's management or long-time investment bankers

2. **Coppersmith's Nominees bring CEO and Board-level experience in medical devices, NOT pharmaceuticals**

    > Sophisticated boards of successful, public, large medical device companies

    > CEO-level operating experience in medical devices and industrials

    > Extensive M&A transactional and integration experience in medical devices

Coppersmith's Nominees, if elected, will represent a minority of the Board: an introduction of stockholder views and a balance of power

Coppersmith believes the election of its Nominees may be Alere stockholders' last chance to send a message that change is overdue

Coppersmith Nominees

Curt Hartman

- Former Interim CEO and CFO of Stryker Corporation, a $26B leading large-cap medical device company

  > Led Stryker through tremendous strategic and operational change, including multiple acquisitions and integrations, financings, and leadership transitions and implemented divisional reorganization, company-wide realignment of IT and Finance, closed underperforming business units and championed international expansion

- Former Global President, Stryker's Instruments Division

  > Ran for nine years, completing multiple acquisitions, instituting new operational and organizational strategy and generating market-leading growth

Curt Hartman would bring to Alere:

- 22 years of leading operating experience in the medical device industry, including as CEO

- Strong operational background and track-record in driving efficiency in large, healthcare products businesses

- Extensive acquisition, licensing and divestiture experience across twenty-six transactions with total value in excess of $3B, including as leader of the integration of the $1.5B acquisition of the Neurovascular division of Boston Scientific

- During his tenure as Interim CEO and CFO, Stryker delivered a total stockholder return of 73% vs. the S&P 500 Health Care Equipment Index return of 54%[32]

Coppersmith Nominees



Ted Martin

▪ Former CEO of Barnes Group, a $1.8B manufacturer of precision metal parts and a distributor of industrial supplies

▪ Current board member of Ingersoll-Rand, an $18B diversified industrial company

▪ Former board member C.R. Bard, a $9B manufacturer of medical, surgical, diagnostic and patient care devices

▪ Former board member of Applied Biosystems, a leading producer of instrument-based systems, consumables, software, and services for the life science and research industries acquired by Invitrogen for $6.7B

Ted Martin would bring to Alere:

▪ 30+ years of operational and board-level experience, including leading healthcare device and product companies

▪ Strong CEO-level experience in operational execution and productivity from his time at Barnes, as well as prior experience at Allied Signal and General Electric

▪ Deep board-level experience at leading, large-cap healthcare device and products companies

▪ Served as chairman of the Science & Technology committee at C.R. Bard, with responsibility for R&D oversight

▪ Experience as a member of boards that added stockholder representation providing valuable perspective on moving the Board forward constructively following the annual meeting

▪ During his tenures at Barnes and Ingersoll-Rand, total stockholder returns were 156% and 487% vs. returns of 96% and 237% for the S&P 500 Industrial Index; During his tenures at C.R. Bard and Applied Biosystems returns were 121% and 27% vs. returns of 64% and 20% for the S&P 500 Health Care Equipment Index[33]

Coppersmith Nominees



Jerome Lande

- Managing Partner of Coppersmith, an investment firm he co-founded in 2012 to focus on event-driven investing in undervalued small and mid-cap companies undergoing, or capable of, operational and/or structural value-enhancement

- Previously a Partner with Millbrook Capital Management, Inc., an investment firm focused on private equity and event-driven public equity investing (the latter via its former affiliate, MMI Investments)

- Corporate Development Officer with Key Components, a global diversified industrial manufacturing company (acquired by Actuant for $315mm)

Jerome Lande would bring to Alere:

- Represents one of Alere's largest stockholders

- 15 years experience investing in public and private equity focused on:

  > Strategy formation and validation

  > Fundamental valuation

  > Equity value enhancement through constructive engagement regarding strategic configuration, capital structuring and operational efficiency

- Significant experience investing in the healthcare industry broadly and products specifically

- At Key Components, Mr. Lande participated in the general management, strategy formation and implementation, acquisition, integration, rationalization and/or divestiture of dozens of businesses

Past Nominees of a Former Firm: Setting the Facts Straight



In his 7/17/13 letter to stockholders, Chairman & CEO Zwanziger diverts from discussing Alere and the serious issues it faces, to instead focus on three other companies where MMI, a former employer of Mr. Lande, obtained board representation for individuals other than the Coppersmith Nominees. We believe his letter misrepresented these situations. Here are the facts:

Brink's – MMI's involvement resulted in stockholder returns of 129% for Brink's, or outperformance of 43% versus the S&P400, and 119% for BHS, or outperformance of 73%[34]

- MMI drove five-years of value-creating transactions: sale of the underperforming BAX division, an over $500mm Dutch-auction buyback, the tax-free spin-off of BHS and BHS' subsequent sale to Tyco

DHT Holdings – MMI's involvement resulted in replacement of a poor-performing CEO with sophisticated management who ensured solvency and fleet growth while larger, distinguished peers like General Maritime and OSG went bankrupt

- DHT performed well despite the unprecedented downturn in the tanker market that depressed its stock price

Unisys – MMI's involvement resulted in replacement of a poor-performing CEO with sophisticated management that dramatically streamlined a bloated company, delivering outstanding results despite the financial crisis:

(US $ in millions)	2007	2011
Revenue	$5,653	$3,854
Adj. EBITDA	571	576
Adj. EBITDA Margin	10.1%	15.0%
FCF	(136)	183
Pension Funding	228	(2,040)

- Stock decline was primarily related to the pension that went from overfunded to $2B underfunded

MMI annualized 14% net returns during Mr. Lande's tenure – but wouldn't it be more productive if management and the Board focused on Alere's performance?

Chairman & CEO Zwanziger's Board Track Record

COPPERSMITH

Chairman & CEO Zwanziger has attempted to focus this contest on prior board track records. Let's look at his only other public company board in the last ten years:

AMAG Pharmaceuticals (AMAG)

- During his tenure from November 2006 to December 2011, AMAG stockholder return was -54%, underperforming its relevant market and sector indices by -66% and -82%, respectively[35]

- AMAG was a chronically underperforming company with a bloated infrastructure (128% SG&A Margin)

- In July 2011 it announced an ill-advised acquisition of Allos Therapeutics which led to a consent solicitation by an AMAG stockholder calling for the removal of six directors, including Mr. Zwanziger

  > The Allos deal was voted down by AMAG stockholders in November 2011 and significant management and board turnover followed, including the resignation of Mr. Zwanziger



AMAG's stock price declined 54% during Mr. Zwanziger's tenure

COPPERSMITH

Governance: Reactive, Imbalanced and Entrenched

Poor Governance Breeds Unhealthy Concentration of Power

COPPERSMITH

Coppersmith believes Alere's bad performance is a direct result of its poor governance structure:

1. Alere suffers from an unhealthy concentration of power that impedes accountability and management-Board balance

2. This entrenchment stifles debate and discourages change, resulting in reactive not real, proactive changes

3. New nominees, chosen by management in a seeming rush to defend Alere's power structure, are unlikely to drive change

1. Concentration of Power: Combined Chairman & CEO Roles and No Lead Independent Director

▪ We believe this structure lays a foundation for Mr. Zwanziger's seemingly autocratic manner and deep entrenchment

▪ ISS rates Alere's Board structure as a "High Concern", due to issues such as the lack of a Lead Independent Director[36]

▪ Glass Lewis recommended a "WITHHOLD" vote on the Chairman of the Nominating and Corporate Governance Committee due to Alere's failure to appoint a Lead Independent Director[37]

▪ In a meeting with Coppersmith on 4/30/13, Chairman & CEO Zwanziger singlehandedly rejected our Nominees

> Only subsequently did Coppersmith receive a request from Alere's "Nominating Committee" for Coppersmith's Nominees to interview with Alere's search firm

> Based on Chairman & CEO Zwanziger's prior autonomous rejection, we recommended interviews take place in context of settlement discussions, which were rejected

▪ Alere's Board has no Finance Committee despite 6.0x leverage, $4.4B in debt and preferred stock, hundreds of M&A and financing transactions since inception, $2.4B in floating debt and $3B due in the next 5 years

Poor Governance Breeds Entrenchment

COPPERSMITH

<u>2. Alere Entrenchment Results in Reactive, Not Real, Proactive Change</u>

We believe Alere's Board and governance structure is arranged in a manner that has the effect of preserving Chairman & CEO Zwanziger's position and inhibiting the Board's role as a counterbalance to management

- Over the last ten years Alere's Nominating and Corporate Governance Committee reports meeting only 13 times total, potentially explaining the following:

  > Alere's six incumbent directors have an average tenure of 10 years on Alere's Board (Alere was formed only 12 years ago)

    > Two have a combined 38 years as board members of companies run by Chairman & CEO Zwanziger[38]

  > Prior to its reactive new nominations for this Annual Meeting, Alere had added only two directors in ten years

  > Board presently includes 3 insiders who have worked for companies led by Chairman & CEO Zwanziger for decades, including at prior companies

  > Of the 7 reported 'independent' directors, 3 were directors at Chairman & CEO Zwanziger's prior company; two of whom collaborated on personal investments with Mr. Zwanziger; the 3rd headed a JV partner[38]

    > These investment collaborations included an activist personal investment in a competitor

We believe Alere has effectively fended off private stockholder demands for change for years, and fear Coppersmith's nominees may be stockholders' last chance for meaningful change

Poor Governance Breeds Reactive, Not Real, Proactive Change



In response to our nominations Alere replaced its incumbent directors with new hand-picked candidates in what appears to be a defensive, reactionary move intended to masquerade as a real commitment to change. Please consider:

A. The nominations are reactive and inconsistent with the Board's historic practices

> Replaced only those up for election (including the newest director and exempting the other management insider)

> Chairman & CEO Zwanziger cites merger integration and large healthcare company CEO experience as nominee criteria, but only after 10 years of roll-up strategy and 107 acquisitions costing nearly $8B, raising questions as to why now?

B. Do Alere's nominees have an independent, objective mandate, let alone one for change?

> Chairman & CEO Zwanziger's brazen assurance suggests otherwise: "Your Board's Nominees have committed to being actively engaged in overseeing management's execution of Alere's strategy." – Letter to Stockholders, 6/27/13

> Upon Coppersmith exposing in our 7/8/13 letter that Chairman & CEO Zwanziger had explicitly stated his new directors' commitment to management's strategy, BEFORE they were even elected to the Board, he promptly changed his story:

>> "Your Board's four new director nominees will take an objective and hard look at Alere's current strategy and employ their breadth of operating experience to help guide Alere's business plan going forward." – Chairman & CEO Zwanziger's letter to stockholders, 7/15/13

>> "There were no preconditions to their selection…" – Chairman & CEO Zwanziger's letter to stockholders, 7/17/13

> We question whether the Board, management and their nominees truly understand and value the important role of an independent director in objectively and open-mindedly considering all strategies

Poor Governance Breeds Reactive, Not Real, Proactive Change (Cont.)

COPPERSMITH

C. The nominee selection process Chairman & CEO Zwanziger describes

- "During most of 2012, our senior management team … actively sought to identify candidates for nomination to our Board" – Alere's Proxy Statement
  - Nominating and Corporate Governance Committee met only once in all of 2012. If the Nominating and Corporate Governance Committee barely met, who actually chose Alere's nominees?
  - Alere engaged a search firm in January (management, not the Board or the Nominating Committee), two months after Coppersmith began voicing its concerns and seeking a meeting with Mr. Zwanziger, albeit unsuccessfully
  - Three of Alere's nominees were recommended either by senior management or Alere's longtime investment bankers


Alere Management
Recommended MacMillan
Search Firm
Jefferies
Long-time Company banker - recommended Bjorklund and Markison
Covington
Long-time Company banker - recommended MacMillan
Sir McKillop
Mr. Bjorklund
Mr. Markison
Mr. MacMillan
RBS
McKillop Chairman 2006 through 2009 Nationalization
Nycomed US
Chairman Bjorklund hires CEO Markison in 2011
Avista Capital
Bjorklund and Markison are operating partners

If independence is the goal instead of preserving the status quo, why are management and their long-time investment bankers in the driver's seat?

Alere's Nominees: Redundant Experience & Questionable Judgment

COPPERSMITH

<u>3. New Company Nominees, Handpicked to Defend the Status Quo, Are Unlikely to Drive Real Change</u>

▪ Business judgment lapses, regulatory inquiries and questionable career episodes prompt risk management concerns

▪ Principal experience for 3 nominees is in pharmaceuticals, not medical devices – redundant and much less relevant

▪ Despite its importance to management's stated vision, no experience in health management or health info exchanges

<u>Sir Tom McKillop</u>

"'The board was fully briefed and gung ho,' remembers one adviser. Sir Tom McKillop, who had taken over from Sir George less than 12 months earlier, privately expressed misgivings about such a large and complex deal but felt that saying no would be seen as a de facto move to replace Sir Fred. 'He felt he had to back the chief executive' – once again highlighting the lack of countervailing voices in the RBS hierarchy." – The London Telegraph, 3/5/11

▪ Sir McKillop was Chairman of Royal Bank of Scotland from 2006 through its failure and nationalization in 2009

> Oversaw the 2007 acquisition by RBS (as part of a consortium) of its Dutch rival, ABN AMRO Bank N.V, resulting in near collapse and an emergency U.K. government infusion of approximately $71B

> Only RBS Board member named as a defendant in a litigation brought by 12,000 individuals and ~100 institutions alleging that Sir McKillop and others misled investors about RBS' financial health during a 2008 share rights issue

> Personally involved in negotiating the famously-reviled exit compensation package for RBS' former CEO Sir Fred Goodwin, which was subsequently revised after public outrage

> Prior to overseeing one of the biggest failures in global corporate history, Sir McKillop was CEO of pharmaceutical company AstraZeneca

Alere's Nominees: Redundant Experience & Questionable Judgment

Steve MacMillan

"One factor in sBiomed's favor, MacMillan acknowledges, was a dearth of other attractive options. 'There's definitely a little bit of a cloud,' he says. 'There were some opportunities that didn't surface for me because of how I left. It pains me to say that but it's true.'" – Bloomberg BusinessWeek, 11/2/12, describing how Mr. MacMillan found his current role at sBiomed

- Mr. MacMillan was Chairman & CEO of Stryker Corp until his resignation under questionable circumstances in 2012

  - It has been widely reported that Mr. MacMillan's resignation was provoked by his relationship with an employee[39]

  - We understand there is more truth to the multiple news stories reporting that his resignation was prompted by the loss of confidence in his leadership by members of Stryker's board[39]

    - He also resigned that same month from the only other public company board on which he served

  - While his departure was reported as "for family reasons" and treated as a "termination without cause", he was nonetheless stripped of his unvested options which had a fair market value of nearly $6mm[39]

    - We believe this would be a highly unusual step for a truly amicable departure

  - We note that Mr. MacMillan has had no role, executive or board level, at a publicly-traded company in the 17 months since his departure from Stryker – His current role is as the CEO of sBiomed, LLC a small private disinfectant company located in Utah

Alere's Nominees: Redundant Experience & Questionable Judgment



Brian Markison

- Mr. Markison was Chairman, President & CEO of King Pharmaceuticals until March, 2011

  > We believe Mr. Markison's pharmaceutical background to be redundant in context of the other nominees and are concerned by his close ties to fellow Company nominee Dr. Håkan Björklund (whom we do not oppose)

    > The Company's proxy discloses that both Dr. Björklund and Mr. Markison are currently operating partners of private equity firm Avista Capital Partners

    > The Company's proxy also notes that Dr. Björklund was CEO of Nycomed Luxco SA and Mr. Markison was CEO of Fougera Pharmaceuticals, Inc.

    > What the proxy does not disclose is that Fougera was previously known as Nycomed US Inc., a spin-off of Nycomed

    > Nor does Alere's proxy disclose the fact that Dr. Björklund was Chairman of Nycomed US and hired Mr. Markison[40]

Håkan Björklund

- Dr. Björklund was CEO of Nycomed Luxco SA, a pharmaceutical company, until September 2011

  > Coppersmith does not oppose the election of Dr. Björklund

COPPERSMITH

Endnotes & Appendix

Endnotes



1. Total return of Alere vs. the NYSE Composite and DJ US Healthcare Index from 10/23/07 (the day prior to the first HM deal) to 6/28/13

2. "Acquisitions Net of Divestitures" is defined as the difference between money spent on acquisitions and proceeds from divestitures as reported in the Company's annual and quarterly reports on Forms 10-K and 10-Q

3. "Enterprise Value" is defined as market capitalization plus total debt, plus preferred equity minus cash

4. "Stockholder value [or wealth] destroyed" is defined as beginning enterprise value plus money spent on acquisitions, minus proceeds from divestitures, minus ending enterprise value

5. Bloomberg consensus 2014 operating income of $556mm plus 1Q13 run-rate D&A of $116mm minus Coppersmith's estimate of EBITDA from Toxicology, HM and management's targeted divestitures of $266mm plus cost savings of $50-$100mm

6. 1Q13 net debt (plus preferred equity) of $4,137mm minus average of Wall St. estimates (Raymond James, Leerink Swan, Craig Hallum, Jefferies and Goldman Sachs) of remaining 2013 free cash flow after preferred dividends of $163mm minus Coppersmith estimate of divestiture proceeds

7. Based on Bloomberg consensus 2013 revenue and operating profit of $2,950mm and $514mm, respectively, and the average of Wall St. estimates (Raymond James, Wunderlich, Craig Hallum and Jefferies) for 2013 HM revenue of $538mm and 2012 operating margin of 0.3%

8. Alere's presentation at the JP Morgan Healthcare Conference on 1/9/13

9. Defined as Net Debt / EBITDA

10. Alere's 3rd Quarter of 2012 Earnings Teleconference, 11/08/12

11. Revenue impact from 2012 Form 10-K; EPS impact based on Mr. Zwanziger's statement that the 2012 Triage impact was $42-$45mm of operating profit at the JP Morgan Healthcare Conference on 1/9/13

12. Alere's 3rd Quarter of 2008 Earnings Teleconference, 10/29/08

13. 2010 initial adjusted EPS guidance of at least $2.90 given at the JP Morgan Healthcare Conference on 1/12/10; 2011 initial adjusted EPS guidance of $2.75 given at the JP Morgan Healthcare Conference on 1/12/11; 2012 initial adjusted EPS guidance to exceed $2.50 given at the JP Morgan Healthcare Conference on 1/11/12

14. Alere's 1st, 2nd, 3rd and 4th Quarters of 2012 Earnings Teleconferences, 4/30/12, 8/8/12, 11/8/12 and 2/26/13, respectively

15. Alere management

16. The Company's annual and quarterly reports on Forms 10-K and 10-Q

17. Multiple paid by Alere from Company press release, 10/24/07; multiple paid by private equity firm from "Innovating for the Health Care Safety Net: Sources of Funding", October 2010

18. Company press release, 11/26/07

19. Matria Healthcare public filings

Endnotes

20. See page 66
21. Source: Bloomberg
22. Estimated based on 2012 HM adjusted operating profit of $1mm, D&A of $40mm and capital expenditures of $42mm
23. Company press release, 1/28/08
24. Department of Health and Human Services article "Trends in Health Information Exchanges: A Conversation With J. Marc Overhage, MD, PhD, Chief Medical Informatics Officer at Siemens Healthcare, Health Services", 6/5/13
25. KLAS report "Health Information Exchange 2012: Muddled in the Interfaces", 10/31/12
26. Allscripts press release, 5/3/13
27. Includes Proctor & Gamble, Colgate, Estee Lauder, Church & Dwight, Clorox and Kimberly-Clark
28. From the transcript of the JP Morgan Healthcare Conference on 1/12/11
29. Coppersmith estimates forward P/E multiple expansion to 14x from its current multiple of 11x, vs. peers multiple of 23x
30. Raymond James report, 6/19/13
31. Based on reported LTM Toxicology revenue, 30% operating margin as disclosed in Alere's presentation at the JP Morgan Healthcare Conference on 1/9/13, and segment D&A proportional to Toxicology's share of segment revenue
32. Mr. Hartman's tenures as interim CEO and CFO: 4/1/09 to 10/1/12
33. Mr. Martin's tenures as CEO at Barnes (7/1/95 to 12/8/98) and director of Ingersoll-Rand (6/6/96 to present, i.e. 6/28/13), C.R. Bard (10/8/03 to 4/17/13) and Applied Biosystems (3/22/99 to 11/21/08)
34. Brink's return from 4/20/05 (when MMI filed its original 13D) to 5/6/11 (when its last nominee left the board); BHS return from 11/3/08 (first day of regular trading post spin-off) to 5/13/10 (its acquisition by Tyco)
35. Mr. Zwanziger's tenure as director: 11/8/06 to 12/16/11
36. ISS report on Alere's 2012 Annual Meeting
37. Glass Lewis report on Alere's 2011 Annual Meeting
38. Mr. Levy, Ms. Goldberg and Mr. Townsend were directors of Inverness Medical Technology prior to its sale to Johnson & Johnson. Mr. Levy and Ms. Goldberg were limited partners in EN PLC, a partnership created by Mr. Zwanziger to purchase shares in Enviromed, a public company and former joint venture partner of Inverness Medical Technology. Mr. Townsend was the former CEO of Enviromed
39. Wall Street Journal article "Behind a CEO's Departure: An Ouster or Resignation?", 2/28/12
40. Nycomed US press release, 8/1/11

Appendix: Trading & Transaction Comparables



(US$ in millions)

Company	Price (6/28/13)	Market Value	Enterprise Value	Ent. / Revenue CY13E	Ent. / Revenue CY14E	Ent. Value/ CY13E EBITDA	Ent. Value/ CY14E EBITDA	P/E CY13E	P/E CY14E	CY13E EBITDA Margin	CY14E EBITDA Margin
Meridian Bioscience	$21.50	$906	$868	4.5x	4.1x	13.2x	11.6x	24.0x	20.7x	34.2%	35.4%
PerkinElmer	32.50	3,679	4,579	2.1x	2.0x	11.8x	10.5x	15.8x	13.7x	17.9%	19.2%
QIAGEN	19.91	4,807	5,193	4.0x	3.7x	11.5x	10.5x	18.2x	16.4x	34.5%	35.6%
Quidel	25.53	889	850	4.6x	4.2x	17.6x	14.9x	36.2x	30.9x	26.3%	28.0%
Trinity Biotech	16.85	388	315	3.5x	3.1x	13.7x	11.1x	20.9x	17.4x	25.7%	28.3%
Median				**4.0x**	**3.7x**	**13.2x**	**11.1x**	**20.9x**	**17.4x**	**26.3%**	**28.3%**
Mean				**3.7x**	**3.4x**	**13.5x**	**11.7x**	**23.0x**	**19.8x**	**27.7%**	**29.3%**
Alere Inc	$24.50	$1,993	$6,130	2.1x	2.0x	9.7x	9.1x	11.2x	9.6x	21.4%	21.9%

(US $ in millions)

Announced	Target	Acquiror	Ent. Value	EV /Revenue LTM	EV /Revenue Forward	EV /EBITDA LTM	EV /EBITDA Forward	P/E LTM	P/E Forward
04/30/12	Gen-Probe	Hologic	3,669.8	6.3 x	5.7 x	19.5 x	15.7 x	35.2 x	32.3 x
07/05/11	Immucor	TPG Capital	1,670.4	5.0 x	4.8 x	11.1 x	10.8 x	21.4 x	22.7 x
05/19/11	Phadia	Thermo Fisher	3,500.0	6.7 x	NA	16.6 x	NA	NA	NA
02/07/11	Beckman Coulter	Danaher	6,784.1	1.9 x	1.7 x	10.8 x	10.5 x	21.4 x	20.9 x
07/25/07	Dade Behring	Siemens	7,119.0	4.0 x	3.7 x	15.7 x	14.7 x	42.8 x	39.7 x
05/10/07	Biosite	Inverness	1,717.6	5.5 x	5.3 x	15.8 x	16.1 x	29.0 x	29.0 x
Median				**5.3 x**	**4.8 x**	**15.7 x**	**14.7 x**	**29.0 x**	**29.0 x**
Mean				**4.9 x**	**4.2 x**	**14.9 x**	**13.6 x**	**30.0 x**	**28.9 x**

Source: Bloomberg and public filings.



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